Exhibit 99.26

Abaxx Updates Q2 2022 Development Activities, Commences

Exchange Launch Planning with Commodity Industry Partners

TORONTO, August 16, 2022 -- Abaxx Technologies Inc., (NEO:ABXX)(OTCQX:ABXXF) (“Abaxx” or the “Company”), a financial software company, majority shareholder of Abaxx Singapore Pte. Ltd., the Abaxx Commodity Exchange (ACX), and producer of the SmarterMarkets™ Podcast, summarizes activities from Q2 2022, the progress of the Company’s business plans and milestones for the remainder of 2022.

Highlights:

-	Commenced commercial onboarding with core group of Futures Commission Merchant launch partners, Clearing Member Banks
-	Finalizing additional commodity contracts for submission to Monetary Authority of Singapore
-	Exchange partners are actively engaged in identifying target launch date
-	The Company will promote the Abaxx Exchange and Clearing House launch during fall energy- industry commercial events
-	Evaluating the potential eligibility requirements for a US based exchange listing subject to regulatory and all other approvals
-	SmarterMarkets™ Podcast concludes its “Summer Playlist” series with high profile industry guests, begins its review of commodities market dislocations series: “When Markets Break”

Abaxx will host an investor conference call on Thursday, August 25th at 10:00 a.m. EST (Eastern Standard Time). The Annual General Meeting (AGM) is scheduled for Thursday, September 22, 2022 at 1:00 p.m. EST (Eastern Standard Time).

Dear Shareholders,

Progress across all segments of the Abaxx Exchange and Clearing House development continues with a narrowing focus on a precise launch date to be revealed in coordination with our launch partners and technology development teams during commercial conference events this fall. Work is continuing to establish final timelines related to the launch partners’ onboarding, connectivity and testing protocols.

Concurrently, we are fulfilling the Monetary Authority of Singapore (MAS) regulatory requirements listed in the Approval In Principle (AIP) letters in order to complete the final steps to establish a launch date, subject to regulatory and technological considerations. We are diligently working towards consensus with stakeholders to select the date, taking into consideration important energy market seasonality and Asian New Year calendars.

In addition to the core LNG and Carbon products, we are working on contract designs for our first battery metal benchmark contracts, which were initiated by a leading global metals and mining firm seeking better commercial risk management tools in light of ongoing dislocations in traditional metal futures markets.

Abaxx Exchange Infrastructure and Technology Suite

Abaxx Exchange and Clearing infrastructure development is proceeding according to milestones listed in the Annual Information Form dated March 31, 2022. Abaxx middleware and the technology suite is also proceeding according to the development timelines with no material impediments to date in testing or foreseen in roll out preparations.

In addition to our external technology partnerships, we have more than doubled the software development and Abaxx Exchange project teams since the start of the year. First end to end trade testing is on track to be completed during Q3. Each of the potential Futures Commission Merchant (FCMs) and Abaxx Clearing Members maintain unique technological specifications for which implementation plans and timelines are being formulated. System connectivity to FCMs and Abaxx Clearing Members is anticipated to achieve readiness status with our launch partners in October.

Abaxx Exchange Product Developments

As highlighted in the introduction, additional battery metals, precious metals and carbon product specifications are in the design phase or are being finalized for submission to MAS. These additional contracts are not anticipated to extend the timeline for the orderly launch of Abaxx Exchange.

Abaxx Technologies Inc. Corporate Development Plan

Commensurate with the Abaxx Exchange launch in 2023, the Company anticipates transitioning to a revenue growth phase, which includes royalty remittances from both Abaxx Exchange and its investment in Base Carbon Inc.

The Company is reviewing its eligibility requirements for a potential stock exchange listing in the United States, though no assurances can be made as to the ultimate timing, success, or eligibility, and any such listing application will be subject to prior regulatory and exchange approval processes.

A number of strategic investors have expressed interest in Abaxx, including but not limited to a potential partnership program for exchange and clearing participants directly at the Abaxx Singapore (ACX) level. As such program, if as and when entered into, would be subject to prior regulatory approval by MAS.

SmarterMarkets™ Podcast Series: When Markets Break

Our media platform audience and brand awareness continues to grow on a monthly basis and accrued a total of 193,000 downloads during the quarter. Notable episodic successes include Robert Friedland, Jeff Currie, and Jack and Will Lundin’s participation in our Summer Playlist, each sharing their respective outlooks for commodity investment and a path towards Smarter Markets. The podcast’s social media reach amassed 5.3M impressions from April through June, signaling a sharp increase in mass market interest in optimizing commodity and energy systems to support the energy transition, effective climate action and leveraging technology infrastructure to improve global commodity markets.

This past Saturday, Abaxx Chief Economist and SmarterMarkets™ host, David Greely, launched our newest series: When Markets Break. The three week mini-series revisits some of the momentous market crises and dislocations of recent decades in an effort to transform hindsight into better risk management processes for today’s commodities, energy and metals markets.

Join us for new releases Saturdays at 10:00a.m. EST or download episodes anytime at www.smartermarkets.media

Q3 2022 Business Update Investor Call and 2022 Annual General Meeting

The Company plans to host a quarterly business update investor presentation, to provide a business update and respond to investor questions.

The Company will hold the quarterly investor presentation via Zoom Webinar on Thursday August 25th, 2022 at 10:00a.m. Eastern Standard Time Zone (EST). The Company invites current and prospective shareholders to attend this quarterly business update and Q&A session with the Abaxx executive team. Attendees may email their questions in advance to ir@abaxx.tech.

Registration will be required to access the meeting. Following the presentation, a recording of the session will be made available on the Abaxx Investor Relations website at investors.abaxx.tech.

QUARTERLY BUSINESS UPDATE INVESTOR PRESENTATION REGISTRATION DETAILS

DATE	Thursday, August 25, 2022
TIME	10:00 a.m. Eastern Standard Time (EST)
LOCATION	Zoom Meeting To receive the meeting link and passcode, please register here.
QUESTIONS	Please submit questions ahead of the presentation to: ir@abaxx.tech.

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Inc. and the creator and producer of the SmarterMarkets™ podcast.

For more information please visit abaxx.tech, abaxx.exchange and SmarterMarkets.media

Media and investor inquiries:

Abaxx Technologies Inc.

Investor Relations Team

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of operations, development of new products, statements relating to revenue expectations and the timing thereof, potential listing of the Company’s securities on a US based stock exchange and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third-party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any particular time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.

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